Whooshh Innovations, Inc.

ANNUAL REPORT

Port of Seattle, Terminal 91, 2001 West Garfield Street, Bldg 156

Seattle, WA 98119

(206) 801-3565

https://www.whooshh.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Whooshh Innovations, Inc. began operations in March 2008. Today the company is using its proprietary technologies to help save the fish, feed the planet, and grow clean energy by transporting fish through a novel passage system.
Whooshh first tested its proprietary transport technology on live fish in 2011, and the technology has undergone numerous advances and independent and peer-reviewed studies.
Since 2013, Whooshh has focused all its energy and resources on developing game-changing fish passage solutions that are economical for its users and for the shared water resources as well as providing commercialized products for more economical fish handling.
Today, our solutions are available for selective fish passage over dams, invasive species management and removal, commercial aquaculture where fish welfare is paramount and in processing plants where hygiene is critical and water is expensive.
Whooshh systems have been used successfully with many fish species all over the world. The core technology has other applications with meat, fruit, and some vegetables, but today, the company is focused on the enormous markets for fish passage and fish transport.
Whooshh Innovations, Inc. was organized as Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington, and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013.
Background

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide products and services for fish passage and fish handling.

What is fish passage?

Fish passage refers to a technology or structure(s) that enables fish to navigate past a dam or barrier without additional human intervention. It includes fish ladders, fish lifts and denils.

Supporting native fish populations is more critical now than ever. Native fish are an integral part of their habitats and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat.) That is where Whooshh comes in. The Whooshh Passage Portal offers automated selective fish passage for the first time and increasingly the laws and regulations are demanding this of dam owners and operators to obtain and renew their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate thousands of miles to reach fresh-water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

We believe that supporting carbon-reducing, renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth and the recovery of threatened fish species. We acknowledge that hydropower is the largest producer of renewable energy in the world, and so we committed ourselves to finding a better way for hydropower and native fish populations to recover where antiquated solutions are inadequate or don’t exist at all due to economic or artificial constraints.

What is fish handling?

Fish handling refers to activities where fish are trapped, held, or handled often in the process of transferring the fish from one place to another. The fish are unable to proceed without human intervention.

Fish handling in the aquaculture industry often begins with collecting broodstock and holding them in controlled facilities, where the broodstock is nurtured until they are ready to be spawned.

RAS is a form of land-based aquaculture where most water is reused and recirculated to raise fish in an environment in which the waste, nutrients, and filtering systems can be controlled, as opposed to open water fish farms. This allows for the growing consumer demand for fish to be met in a more sustainable, green, and safe manner. The development of RAS is important because it creates less waste, uses less water, and decreases disease in fish without using hormones, chemicals, or antibiotics because the fish are not exposed to outside water-based contamination or disease, and the resulting fry, until they are large enough to be either released into the wild as part of a stock enhancement program, or transferred to a Recirculating Aquaculture System (“RAS”) facility.

Traditionally, in hatcheries and RAS, the standard method of moving or transferring fish between tanks or facilities is the traditional aqua pump. The aqua pump requires significant water flows to be effective, and can be very stressful for the fish when being transported through the system. This can be problematic because elevated levels of stress enzymes (e.g. cortisol) found in fish tissue can be detrimental for fish welfare in stock enhancement programs, and also lower the quality of a yield in RAS systems. The aqua pump may also increase the probability of injuries and mortalities.

Our Solutions -- PAAS, Products and Services

Today we generate earnings from the following revenue channels:

• Passage as a Service (“PaaS”)
• Sales
• Consulting Services
• Grants / Studies
• Subscription

Subscription services include licenses and access to our large database of fish images and stored real-time data and analytics to customers with improved fisheries management. Currently, we only receive subscription revenue as part of a PaaS license.

Passage as a Service:

Most of our revenues come from fish passage system deployments where the company retains title to the equipment, and recurring payments are made to the company over some defined period of time. For example, in 2020 33% of our projects were PaaS projects but they produced more than 80% of our revenue. While there is no standard size “project” for us, a fish passage project often includes consulting, licensing, subscriptions, and use of Whooshh passage products (collectively “PaaS”).

The following is an example (for illustrative purposes only) of how one of our projects may evolve from initial engagement:

A potential client is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria before they receive their license extension. The potential client would approach us initially to consult and provide them with a feasibility report including proposed layout using our product. If the proposal in the feasibility report is accepted, we will also provide the passage solution -- which may include a “Passage Portal”, a modular system which includes multiple components including, our FishL Recognition scanner system, Migrator tubes and Salmon Cannon accelerator technologies that enable the selected fish to passage over the barrier. Often times there can be months of delays while the potential client seeks the requisite approval.

Our detailed engineering drawings allow us to manufacture modular components of the systems are built by specialty subcontracted manufacturers, then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing, and then shipped to the destination site for installation by the client’s on-site personnel or general contractors. We provide a supervisory function for these deployments. Post installation we monitor and access our automated systems remotely for routine maintenance and updates.

The structure of a PaaS agreement is flexible and payment terms may include renting, leasing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the term. We work with clients to fulfill their procurement needs but the payment terms are designed to limit license risk for the client and assure a steady stream of income to us for the life of the site license once it issues. We intend that our PaaS engagements would mirror that of the license period granted to operate the plant and therefore may last 20 years or more.

Our products are always designed with the biological and behavioral aspects of the fish themselves driving the design decisions. The products are modular and can be configured for specific applications, incorporating more or less components depending on the site requirements.

Our most sophisticated systems such as the Passage Portal are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can move and sort fish regardless of geography, height of obstacle, or changing water levels without human

intervention. The Passage Portal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air.

Our Passage Portal solution is designed to operate without human handling and interrogation and has a passage capacity of more than 50,000 fish a day, when the fish are really running. These systems are deployed and used under a long-term Passage as a Service contract with the client. Depending on site requirements the total cost for a Passage Portal system can run from one million to twenty million dollars paid over the life of the contract, which may exceed 20 or more years.

However, not all fish passage systems require this level of capacity. For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river into a truck, tank or hatchery, then one of our fish handling models priced for sale around $150,000 may be all that is needed. Volumes are low, and humans are doing the sorting.

In addition, we have integrated sophisticated and elegant scanning and sorting features in order to enable selective fish passage, (selecting for size or species for example) and to compile data and high definition images of every fish for fisheries management. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the water flows, potentially increasing hydropower production and fish surviving to successfully reproduce.

Sales

Our products are designed with the biological and behavioral aspects of the fish themselves driving the design. Most of our sales are for fish handling (e.g., fish management, aquaculture and fish processing). We have developed 10 fish handling products or models and continue to innovate based on client needs and requests. These products are one-time sales and are used for a variety of purposes from elver passage, fish management, aquaculture to fish processing. The products we sell range in price from just a few thousand dollars up to $150,000 or more.

An example of one of our products is the Elverator – a floating device that can be used to collect juvenile eel or "elvers". The product attracts, collects, and safely protects elver from predators until the elver can be transported in bulk by manually transporting the elver above the dam or barrier on a regular schedule while they are migrating.

Consulting Services

A nascent but growing part of our business are Whooshh Consults. Our engineers, and scientists are often hired for consulting services – including feasibility studies related to our product deployments. We typically work on an hourly, retainer, or flat fee basis. We provide these services in a variety of areas including: fish passage, invasive species, fish management and aquaculture.

Grants and Studies

Before designing and developing products and solutions we spend years doing research, development, and studies paid for with industry grants we are awarded. (See "Our Advantages" below). Studies still remain an integral part of our business plan for not only off-setting development costs but also helping with product development and providing the scientific support for the use of our PaaS solutions.

We have been and or are currently the awardee or sub-awardee of three different grants; (i) the U.S. Department of Energy, National Renewable Energy Lab, in co partnership with Littoral Power Systems and Oak Ridge National Laboratory; (ii) the Electric Power Research Institute and Alden Labs; and (iii) Illinois Department of Natural Resources, the University of Illinois, and the Nature Conservancy. In addition, we have or will be applying for other grants in 2022 from the –Water Power Technologies Office of the Department of Energy, and we have been requested to provide product to facilitate some major studies on the Columbia River for each

Chinook and Sockeye salmon. We aim to continue to innovate and expand the reach of our fish passage solutions for native fish species and invasive fish species. In the fiscal years ended December 31, 2021 and December 31, 2020, we spent $418,034 and $204,378, respectively, on research and development (including related salaries and benefits).

Our Intellectual Property

The company has 48 patents granted to date around the world. These patents fall into 5 families. Three of the families relate directly to our proprietary pneumatic tube, one relates to a mobile harvesting system for fruit using our tubes, and the last relates to decelerating objects in water. These patents were developed and owned by the company but may have been granted under the company's former name or its subsidiary name.

In addition, we have three trademarks filed with the USPTO (Whooshh, Salmon Cannon, and Passage Portal), plus state common law trademarks related to most of our products. Among our domain names we own are Whooshh, Salmon Cannon, and FishL Recognition.

Distribution

Our customers originate from four distinct sales channels: (1) our website and social media channels; (2) direct sales; (3) authorized agents; and (4) consulting firms and NGO's. These sales channels have yielded projects on four continents; multiple states and countries including USA, Sweden, Norway, Canada, China, and Argentina; in either or both the private and public sectors. Our biggest public customers include the U.S. Bureau of Reclamation, Fisheries & Ocean Canada (DFO), the Washington State Department of Fish & Wildlife and tribal nations. In the private sector, our customers include three of the largest salmon aquaculture companies, and private or investor held dam owners and operators.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,927,090.41
Number of Securities Sold: 2,861,246
Use of proceeds: General Business Purposes
Date: December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $778,385.99
Use of proceeds: General Business Purposes
Date: December 31, 2021

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Whooshh Innovations Inc., was incorporated under the laws of the State of Delaware on April 27, 2018. The company was originally formed as a limited liability company under the laws of the state of Washington on October 22, 2007. Pursuant to an agreement dated March 31, 2018, the company merged with Whooshh Innovations Inc. and WI Merger Sub, Inc. with Whooshh Innovations Inc. as the surviving corporation.

We receive revenue from Passage as a Service ("PaaS"), sales, consulting services and grants/studies. Our gross revenue for the fiscal year ended December 31, 2021 ("Fiscal 2021") was $482,379 compared to gross revenues for the fiscal year ended December 31, 2020 ("Fiscal 2020") of $5,607,268, a roughly 91% decline. This drop in revenue was primarily attributable to the Canadian border closing for regular cross border business and projects delayed from 2021 into 2022 or later as a result of the pandemic.

Cost of goods sold relates to materials and supplies related to a sale where title to equipment is transferred. It does not include materials and supplies where we retain title to the product, such as occurs under PaaS or a rental. Our cost of goods sold increased to $112,917 in Fiscal 2021 from $104,225 in Fiscal 2020, a 8% increase. Most of our 2020 revenues was from one PaaS contract, which had very little corresponding cost of goods.

Accordingly, our gross profit decreased to $369,462 in Fiscal 2021 from gross profit of $5,503,043 in Fiscal 2020.

Our expenses are comprised of salaries, benefits, research and development costs, advertising and marketing, accounting and legal expenses, lobbying expenses, travel and entertainment, rent, utilities, amortization and depreciation. We also increased our total expenses to $3,564,256in Fiscal 2021 from $3,271,034 Fiscal 2020, a 9% increase. This increase largely results from an increase of approximately $210,000in salaries and benefits (predominately related to R&D); an increase of approximately $180,000 related to advertising due to our Reg CF equity raise ; and a depreciation expense increase of approximately $150,000 due to a full years depreciation on a new fixed asset added during the year of 2020.

Historical results and cash flows:

In 2020, a significant portion of our revenues came from one PaaS project. We did not recognize any PaaS revenue from this project in 2021.

Prior to executing a PaaS agreement, we often participate in research/grant and/or are consulted to prepare a feasibility report. The timeline can also be lengthened as it often involves government and regulatory approvals by our customers. We have a few projects in the pipeline that we believe have the potential to become PaaS revenue agreements beginning in 2022 that did not move forward in 2021, but it will depend on multiple factors, including completion of our studies, our clients securing the necessary capital or financing and receiving the required regulatory approvals. As a result, there is often a long sales cycle before recurring PaaS revenue is recognized for a project.

We are in negotiations with project financing lenders to facilitate faster project financing for our

customers' fish passage projects. These third parties will be able to fund our PaaS projects when helpful and to allay upfront capital costs our clients would otherwise be required to fund from existing budgets.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $3,875.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholder Loans
Amount Owed: $333,333
Interest Rate: 8.0%

Creditor: Foundation Loan
Amount Owed: $100,000
Interest Rate: 3.5%

Creditor: Government Loans
Amount Owed: $515,332
Interest Rate: 4.0%

Creditor: Convertible Notes
Amount Owed: $253,136
Interest Rate: 6.0%
The Convertible Note balance is $253,136 as of December 31, 2020 and 2021. The year end 2020 and 2021 amount of $253,136 consists of $25,000 unrelated party and $228,136 related party Convertible Notes. All Notes have interest rates ranging between 6% and 8% and maturity dates ranging from 6 to 9 months. Convertible Notes in the amount of $182,229 converted to equity in 2020. No Notes converted into equity in 2019.

Creditor: Bank Loan
Amount Owed: $350,000
Interest Rate: 4.0%

Creditor: Board Members including their related entity loans
Amount Owed: $2,343,131

Interest Rate: 8.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vincent Bryan III
Vincent Bryan III's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Director
Dates of Service: November 01, 2007 - Present
Responsibilities: Chief Executive.

Name: Siao Ling Kok Sr.
Siao Ling Kok Sr.'s current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Secretary/Controller
Dates of Service: May 01, 2020 - Present
Responsibilities: Finances, tax preparation and accounting.

Other business experience in the past three years:
Employer: MIControls Inc.
Title: Controller
Dates of Service: April 01, 2012 - Present
Responsibilities: Oversaw the company's accounting, budgeting and financial planning and analysis

Name: Paul Henwood
Paul Henwood's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Product Officer
Dates of Service: October 01, 2020 - Present
Responsibilities: Product Development.

Other business experience in the past three years:
Employer: MicroConnex Corporation
Title: President and CEO
Dates of Service: January 01, 2010 - October 01, 2020
Responsibilities: Chief Executive

Name: Marc Haugen
Marc Haugen's current primary role is with Lookwood Industries LLC. Marc Haugen currently services n/a hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 01, 2012 - Present
Responsibilities: Director.

Other business experience in the past three years:
Employer: Lookwood Industries LLC
Title: CEO
Dates of Service: February 01, 2020 - Present
Responsibilities: oversees an engineered specialty materials solutions company and portfolio company of Arsenal Capital Partners

Other business experience in the past three years:
Employer: Kateeva, Inc.
Title: Chief Operating Officer
Dates of Service: January 01, 2018 - February 01, 2020
Responsibilities: Oversaw operations at a leading provider of OLED mass-production equipment solutions.

Name: Gary Haight
Gary Haight's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 01, 2021 - Present
Responsibilities: Director.

Name: Michael A. Hendrickson
Michael A. Hendrickson's current primary role is with Stonebridge Securities. Michael A. Hendrickson currently services n/a hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 01, 2016 - Present
Responsibilities: Director.

Other business experience in the past three years:
Employer: Stonebridge Securities
Title: CEO
Dates of Service: March 01, 1999 - Present
Responsibilities: Chief Executive

Name: Vincent Bryan Jr.
Vincent Bryan Jr.'s current primary role is with Pre-active. Vincent Bryan Jr. currently services n/a hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman and Board Director
Dates of Service: March 01, 2021 - Present
Responsibilities: Director.

Other business experience in the past three years:
Employer: Pre-active
Title: Medical Doctor
Dates of Service: April 01, 2019 - Present
Responsibilities: R&D and Strategic Partnerships

Other business experience in the past three years:
Employer: Pre-active
Title: Chairman
Dates of Service: April 01, 2018 - Present
Responsibilities: Chairman

Name: Steve Dearden
Steve Dearden's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President of Sales
Dates of Service: February 01, 2016 - Present
Responsibilities: Sales and Business Development.

Name: Janine Bryan
Janine Bryan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: VP of Fisheries Research and Development
Dates of Service: May 01, 2020 - Present
Responsibilities: R&D.

Other business experience in the past three years:
Employer: Whooshh Innovations Inc.
Title: VP of Biological and Environmental Sciences
Dates of Service: May 01, 2018 - May 01, 2020
Responsibilities: R&D to expand markets

Other business experience in the past three years:
Employer: Whooshh Innovations Inc.
Title: Director of Biological Studies
Dates of Service: May 01, 2016 - May 01, 2018
Responsibilities: R&D

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Vincent Bryan Jr.
Amount and nature of Beneficial ownership: 5,520,360
Percent of class: 12.19

Title of class: Common Stock
Stockholder Name: Stette Invest AS
Amount and nature of Beneficial ownership: 5,780,416
Percent of class: 12.76

RELATED PARTY TRANSACTIONS

Name of Entity: Related parties
Relationship to Company: Officer
Nature / amount of interest in the transaction: As of the year ended December 31, 2021, the Company has loans outstanding from related parties totaling $2,930,567 including accrued interest.
Material Terms: All such loans mature between June 2022 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises and/or project financing for demonstration projects. In 2021, the Company borrowed $445,916 in eleven separate transactions from five different related parties (the “Related Party Loans”). Interest rates on these Related Party Loans range from 6% to 9%, each maturing on or before July 31, 2023.

Name of Entity: Promissory Notes
Relationship to Company: Officer
Nature / amount of interest in the transaction: In February of 2022, the Company extended the maturity dates of twenty promissory notes with seven different related parties (the “Extended Loans”)
Material Terms: The new maturity date for each of the Extended Loans is July 31, 2023 and the aggregate original loan amount is $1,197,471.

Name of Entity: Three related parties
Relationship to Company: Officer
Nature / amount of interest in the transaction: A note payable due to an LLC owned by three related parties in the amount of $228,135 was extended and reissued into three equal convertible notes.
Material Terms: The outstanding payable balance owed by Whooshh is $113,786 and $213,358 (net of A/R) as of December 31, 2020 and 2021, respectively. The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2020 and 2021. The subsidiary had no additional deferred rent in 2021 since the Company took over the lease. These payables are the lease obligations referenced in Note 6.

Name of Entity: Potential Acquisition of Minority Investor Holdings in Subsidiary

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067
Material Terms: The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,333,333 of Common Stock.
Common Stock
The amount of security authorized is 110,000,000 with a total of 56,132,357 outstanding.
Voting Rights
1 vote per share
Material Rights
The 56,132,357 shares outstanding includes 45,795,478shares of common stock, 4,416,594shares of common stock warrants and 5,920,285 Options and RSUs.
Furthermore, The company's Bylaws, included here as Exhibit F, contain certain restrictions on a shareholder's ability to transfer their shares. Specifically, Article X of the Bylaws provides that no shareholder may transfer or sell their shares without the prior approval of the company and if the shareholder does desire to sell their shares the company has a right of first refusal to purchase the shares from the shareholder.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage

companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer and may not be sold on a secondary market without an amendment to the Company Bylaws. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are making a "Permitted Transfer" under the Company Bylaws including transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For a minimum of 12

months following your investment and until the Company Bylaws are otherwise amended there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Our financials were prepared on a “going concern” basis.

Our financial statements were prepared on a “going concern” basis. Certain matters, as described below and in Note 10 to the accompanying financial statements indicate there may be substantial doubt about the company’s ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Our people are our most important asset. If we lose our key staff, we may have difficulty continuing our business as anticipated.

The company’s future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third-party contractual relationships. In particular, we face competition from other high tech companies in Washington. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Expansion into foreign territories may divert time, attention and resources from other company needs.

The company plans on expanding its business through new strategic partnerships with industry sales representatives, system integrators, and government agencies in target countries worldwide. Any expansion of operations the company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the company at that time, and (ii) management of such expanded operations may divert management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the company’s present and prospective business activities.

We operate in a highly competitive market against businesses that are more established.

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the industry we are in is generally conservative, and traditional fish handling conveyor systems are commodity products and there are numerous manufacturers and

distributors. There are significant barriers to entry for our products, including gaining market support, which takes significant time, funding, and requires compliance with regulations and customer demands.

Developing new products and technologies entails significant risks and uncertainties.

We are constantly innovating and developing new products. Delays or cost overruns in the development of our products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our limited number of engagements for recurring revenue are not yet adequate to smooth out our quarterly revenues.

At this point we have a limited number of engagements in a particular year therefore any change in the number or type of engagement can make our revenues highly volatile and unpredictable (or “lumpy”) from year to year due to the price of our fish passage systems. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. In fact, in 2020 we delivered two fish passage systems that accounted for over 80% of our revenue. We anticipate continuing working with this client in 2021 at another site, though we do not currently have an agreement with them and any work for them in 2021 would likely be less. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will be adversely affected.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Delivering Whooshh’s products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, Whooshh may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We are reliant on several of our manufacturers.

Certain of the parts that we require come from a limited number of specialized manufacturers, who are able to manufacture the parts at the quality we require. Should we not be able to source these parts from our preferred manufacturer we would have to rely on a different manufacturer and switching sourcing will create delays and additional costs. In addition, we rely on a partner to provide software for our FishL Recognition system. If we were unable to access that service, we would need to hire our own specialists to write new software to support the product. This could cause delay and/or a reduction in quality support for up to a year and therefore negatively impact our operations.

Our market size might not be as large as we believe it is.

Our total available market may not be as large, or our industry may not grow as rapidly as

anticipated. With a smaller market than expected, we may have fewer customers.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance in 2021 and thereafter will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. As a result of the COVID-19 pandemic, the company anticipates several projects will be pushed into 2022. However, our business model depends on obtaining large projects and often the pipeline for us and new work is developed through meetings with stakeholders. To the extent we are limited to do so, or the implementation and installation of our systems is curtailed due to limitations and “stay at home” orders. Our inability to visit potential new customers in Canada after our deployment there last year because of border closures may delay revenue from that market. In the near term, some of our cash flow might be limited by COVID-19 due to delays in decisions regarding new projects. Further, if the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The national and international economy may deteriorate.

Adverse national and international economic conditions may reduce future demand for our product, which would negatively impact company revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Public perception is important to the success of our company.

Further, many of our clients are local, state and federal governments. We operate in an area that sometimes receives negative publicity, including the impact of dams on fish. Some NGO’s take the position that all dams should be removed. Should the mainstream perception of our products or that of hydroelectric power fall into disfavor, our results of operation will be negatively impacted.

Exchange rates of foreign currencies may negatively impact our finances.

A significant portion of our revenues come from clients in foreign countries. We will continue to sell our products internationally. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations.

We have existing patents that we might not be able to protect properly.

One of the company's most valuable assets is its intellectual property. Whoosh and its subsidiary have 53 patents (US and International), granted and 100 pending. Additionally, the company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the company is our intellectual property portfolio. The company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the company. The company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable.

The company needs to continuously register new patents and other intellectual property protections. Some pending patents may never be issued or the company may choose not to pursue them further.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Although the company focuses on broad IP development, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the company's value may be materially and adversely impacted. This could also impair Whooshh’s ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the company’s ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time.

Our products will be subject to certain environmental regulations issued and enforced by multiple federal and state agencies and equivalent agencies in other countries. Our ability to sell products and implement our solutions may be dependent on government regulation, may be dependent on certain laws and regulations including the Endangered Species Act. The laws and

regulations concerning the use of our product may be subject to change. At such point the company may no longer be able to effectively sell our services and your investment in the company may be negatively affected.

You may not be able to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

There is no current market for the Securities.

There is no formal marketplace for the resale of the Securities. These Securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Since the company has not established a trading forum for the Securities, there will be no easy way to know what the Securities is “worth” at any time. Even if the company seeks a listing on the “OTCQX” market there may not be frequent trading and therefore no current price for the Securities.

The company may not be successful in marketing its products to its customers.

The company’s operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company’s revenues may vary by quarter, and the company’s operating results may experience fluctuations.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

We depend upon timely availability of adequate working capital and/or project financing in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering and any subsequent offerings, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell the maximum number of shares offered in this private placement, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company’s working

capital requirements may significantly vary from those currently anticipated.

The company may not pay dividends for the foreseeable future, if at all.

There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business and manage its debt obligations.

Investors may experience dilution in the future if the company issues additional shares.

The company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund the company's ongoing operations, including for a price lower than the price offered in this offering. Any such issuance would dilute the ownership percentage of investors in our company, including investors in this Offering.

The offering price of the Securities may be arbitrarily determined.

Since no public market exists for the Securities, the offering price for the Securities was not determined on an arm's length basis and does not necessarily represent the fair market value of the Securities. In determining the terms of the Offering, the company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Securities and such securities are subject to certain restrictions on transfer.

Investors should regard the Securities as an illiquid investment. No public market for the Securities exists or is likely to develop in the near future. Any resale of the Securities may require the transferor to register the transferred Securities under applicable state securities laws or find an exemption therefrom.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under “Use of Proceeds.” The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for our Securities hereby will be entrusting their funds to the company’s management, upon whose judgment and discretion the investors must depend.

We are offering a discount on our stock price to some investors in this offering.

Investors in this offering including those who are friends and family, invest over certain amounts or invest early in the campaign are entitled to bonus shares (effectively a discount to the share price in this offering). Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Washington, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally

adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Washington, which governs the agreement, by a federal or state court in the State of Washington. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the Securities are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Securities, that were in effect immediately prior to the transfer of the Securities, including but not limited to the subscription agreement.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Whooshh Innovations, Inc.

By /s/ *Vincent Bryan III*

Name: Whooshh Innovations, Inc.

Title: CEO, Principal Executive Officer and Director

Exhibit A

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Whooshh Innovations, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Whooshh Innovations, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Whooshh Innovations, Inc. as of December 31, 2021 and 2020, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovations, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company does not generate sufficient cash flows from operations to maintain its operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovations, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovations, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovations, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 27, 2022

BALANCE SHEETS

As of December 31,		2021		2020
Assets				
Current Assets				
Cash	$	3,875	$	729,529
Trade A/R - net		208,058		252,203
Inventory		172,100		183,405
Other Current		77,078		36,108
Total Current Assets		461,111		1,201,245
PP&E, net of accumulated depreciation		1,439,193		1,828,139
Total Assets	**$**	**1,900,304**	**$**	**3,029,384**
Liabilities and Equity				
Current Liabilities				
Accounts Payable	$	843,369	$	513,962
Wages Payable		138,620		74,141
Interest Payable		393,679		277,978
Line of Credit		350,000		250,000
Current Portion LTD, net of discount		837,885		497,750
Other Current Liabilities		411,339		471,178
Total Current Liabilities		2,974,892		2,085,008
Deferred Tax Liability		233,007		10,000
Long Term Debt - net of current portion		2,707,048		2,797,488
Total Liabilities		**5,914,947**		**4,892,496**
Stockholders' Equity				
Common Stock, par value		460		453
Additional Paid-in Capital		14,753,958		14,028,205
Shares to be issued		831,293		-
Accumulated Deficit		(18,012,090)		(14,313,304)
Non-Controlling Interest		(1,588,263)		(1,578,466)
Total Equity		**(4,014,643)**		**(1,863,112)**
Total Liabilities and Equity	**$**	**1,900,304**	**$**	**3,029,384**

See accompanying notes to the financial statements.

INCOME STATEMENT

For the Years Ended December 31,	2021	2020
Gross Revenue	$ 482,379	$ 5,607,268
Net Sales	482,379	5,607,268
Cost of Goods Sold	112,917	104,225
Total Cost of Goods Sold	112,917	104,225
Gross Profit	**369,462**	**5,503,043**
Salaries and Benefits	1,776,864	1,751,027
Salaries and Benefits (R&D)	318,425	134,765
R&D	99,609	69,613
Advertising and Marketing	269,105	88,855
Professional Services - Accounting and Tax	94,224	33,360
Professional Services - Legal	38,504	49,819
Professional Services - Lobbying	127,500	155,380
Travel and Entertainment	47,344	102,130
Rent	99,677	149,412
Utilities	19,167	23,472
Office	222,728	385,013
Shop Related	41,500	24,825
Amortization of Intangibles	-	44,875
Depreciation	409,609	258,490
Total Expenses	3,564,256	3,271,034
Operating Income (Loss)	**(3,194,794)**	**2,232,009**
Foreign Exchange (Gain) Loss	356	(3,469)
Interest (Income)	(45)	(117)
Other (Income)	(11,847)	(228,849)
Interest Expense	236,971	263,927
(Gain) Loss on Assets Retired	5,847	10,873
(Gain) Loss on Settlement	49,500	-
Income before income taxes	**(3,475,576)**	**2,189,644**
Deferred Tax Expense	233,007	10,000
Provision for Income Taxes	-	-
Net Income	**$ (3,708,583)**	**$ 2,179,644**
EBITDA	*$ (2,829,041)*	*$ 2,756,819*

See accompanying notes to the financial statements.

WHOOSHH INNOVATIONS

Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2021 and 2020

	Common Shares		Paid-In Capital	Shares to be issued	Stock Receivable	Accumulated Deficit	Non-Controlling Interest	Shareholders' Deficit
	Shares	Amount						
	par value	$ 0.00001						
Balance - December 31, 2019	44,913,612	450	13,537,460	-	(50,000)	(16,597,151)	(1,474,263)	(4,583,504)
Shares issued for cash	25,000	0	25,000		50,000			75,000
Shares Issued related to AP settlement	90,000	1	59,999					60,000
Shares Issued upon warrant exercise	35,000	0	35,000					35,000
Shares issued related to conversion of debt	182,229	2	182,227					182,229
Shares issued to settle Interest	56,204	1	56,203					56,204
Shares based compensation			132,315					132,315
Net Income/Loss						2,283,847	(104,203)	2,179,644
Balance - December 31, 2020	45,302,045	453	14,028,205	-	-	(14,313,304)	(1,578,466)	(1,863,112)
Shares issued for cash	400,516	4	419,896					419,900
Shares Issued related to AP settlement	84,667	1	126,999					127,001
Shares Issued related to Payroll settlement	8,250	0	12,375					12,375
Shares to be issued related to Reg CF offering				936,724				936,724
Offering Costs				(105,432)				(105,432)
Shares based compensation			166,483					166,483
Net Income/Loss						(3,698,786)	(9,797)	(3,708,583)
Balance - December 31, 2021	45,795,478	460	14,753,958	831,293	-	(18,012,090)	(1,588,263)	(4,014,643)

STATEMENT OF CASH FLOWS

For the Years Ended December 31,	2021	2020
Cash Flows from Operating Activities:		
Net Income (loss)	$ (3,708,583)	$ 2,179,644
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation Expense	409,609	258,490
Amortization of Intangibles	-	44,875
Inventory Obsolescence	5,847	10,873
(Gain) Loss on settlement of debt	49,500	(228,578)
Shares based compensation	166,483	132,316
Marketing expenses	212,893	-
Gain on sale of assets	10,490	-
Issuance of shares to settle payroll	12,375	-
Decrease (increase) in operating assets		
Accounts Receivable	44,145	(232,475)
Inventory	11,305	27,840
Other assets	(40,969)	(36,108)
Increase (decrease) in operating liabilties		
A/P and accrued liabilities	471,388	(72,005)
Deferred tax Liability	223,007	10,000
Other current liabilities	55,862	-
Net cash provided by (used in) operating activities	(2,076,649)	2,094,873
Cash flows from investing activities:		
Capital Expenditures	(37,000)	(1,405,922)
Net cash (used) provided by investing activities	(37,000)	(1,405,922)
Cash flows from financing activities:		
Issuance of common shares	419,900	75,000
Proceeds from Reg CF, net offering costs	618,400	-
Utilization of bank overdraft	-	(80,505)
Proceeds from/(Repayments of) debt	349,695	(153,467)
Proceeds from warrant/note exercise	-	35,000
Net cash provided (used) by financing	1,387,995	(123,972)
Net decrease in cash and cash equiv.	**(725,654)**	**564,979**
Cash and cash equivalents, beg of year	729,529	164,550
Cash and cash equivalents, end of period	**$ 3,875**	**$ 729,529**

Supplemental disclosures:

Noncash investing & financing activities disclosure:	2021	2020
Common shares issued for AP settlement	77,500	60,000
Common shares issued to settle Interest	-	56,204
Common shares issued for note conversion	-	182,229

See accompanying notes to the financial statements.

Note 1 – Nature of Operations

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018 and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington, and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company. Today, there are just a few legacy contracts which are operating through the subsidiary.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiary company, Fish Transport Systems, LLC. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

	For the Year Ended December 31,	
Consolidated Statement of Shareholders' Equity	**2021**	**2020**
Common Shares	460	453
Additional paid-in capital	14,753,958	14,028,205
Shares to be issued	831,293	-
Accumulated deficit	(17,995,501)	(14,313,304)
	(2,409,791)	(284,646)
Non-controlling interests	(1,604,852)	(1,578,466)
Total shareholders' equity	(4,014,643)	(1,863,112)

Consolidated Income Statement	For the Year Ended December 31, 2021	2020
Revenues	482,379	5,607,268
Expenses	(4,190,962)	(3,427,624)
Consolidated Net income (loss)	(3,708,583)	2,179,644
Net Income (loss) attributable to the non-controlling interests	(9,797)	(104,203)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(3,698,786)	2,283,847

(1) The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest,
(2) The non-controlling interest for Fish Transport Systems LLC represents 4.6% and 8% of the consolidated income for 2020 and 2021 respectively.
(3) The net income attributable to the non-controlling interest entity removes the portion of the operations that is owned by the Company's subsidiary. For the year ended December 31, 2021, the Company reported $9,797 of loss attributable to non-controlling interests, which was a decrease of $94,406 from $104,203 loss reported for the year ended 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

Restricted Cash

The Company did not have any restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020 or December 31, 2021.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2020 and 2021 was not necessary. As of December 31, 2020, the Company's receivable consisted of trade receivables in the amount of $6,532, and Foreign Goods and Services Tax (GST) receivables in the amount of $245,671. The total trade receivable as of December 31, 2021 is $208,058

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2020 and 2021. Obsolete inventory of $10,873 and $5,250 was expensed in 2020 and 2021, respectively under subsidiary company and recognized in (Gain) Loss on Assets Retired in the consolidated financials.

The following is a summary of inventory by major category:

	December 31, 2021	December 31, 2020
Raw materials	$157,780	$165,245
Work-in-process	$14,320	$18,160
Total Inventory	$172,100	$183,405

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances on December 31, 2020 and 2021 consist of property and equipment with 3-5 year lives.

	For the Year Ended December 31,	
	2021	**2020**
Lab Equipment	$327,778	$327,942
Computer Software	$88,966	$88,966
Computer Hardware	$26,216	$33,771
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$32,383
Construction in Progress (CIP)	$24,839	$3,579
Scanners	$114,944	$114,944
Leased Asset (Currently Leased)	$0	$117,970
Leased Asset (Returned)	$2,343,293	$2,225,323
Fixed Assets subtotal	$2,967,989	$2,959,809
Accumulated Depreciation *	($1,528,796)	($1,131,670)
Fixed Assets, less accumulated depreciation	**$1,439,193**	**$1,828,139**

* Note: CIP is not a part of the depreciation calculation

Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Revenue Recognition

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2020 and 2021:

Type	2021		2020	
Grant/Study	$282,198	59%	$396,925	7%
PAAS	$9,936	2%	$4,873,765	87%
Sale	$171,060	35%	$303,077	5%
Service	$19,185	4%	$33,500	1%
Grand Total	$482,379	100%	$5,607,268	100%

The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.

b. Sale of product, parts, and equipment
   (i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
   (ii) Sales of standard (non-custom) products is supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.

c. Lease/Rental income
   Rental income from operating leases is recognized on a straight-line basis over the lease term.

d. Rendering of services
   As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.

e. Research and Grants
   Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both

direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2020 and 2021 is summarized as follows:

Country	2021		2020	
Canada	$0	0%	$4,843,957	86%
China	$0	0%	$32,000	1%
Norway	$9,936	2%	$35,170	1%
Scotland	$10,200	2%	$0	0%
Sweden	$0	0%	$77,456	1%
United States	$462,243	96%	$618,684	11%
Grand Total	$482,379	100%	$5,607,268	100%

Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.

Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to 5 years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $204,378 and $418,034 in 2020 and 2021, respectively. The capitalized labor amount was $221,326 and $41,489 in 2020 and 2021.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act and may utilize the NOL carryback provision.

Advertising and Marketing Costs

Advertising costs are charged to expense as incurred. Advertising expenditures at end of year 2020 and 2021 were $88,855 and $ 269,105, respectively.

Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the year 2020 and 2021 were $53,162 and $13,842, respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or

forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2021	2020
Common Stock	45,795,478	45,302,045
Convertible notes (Convertible to Common Stock)*	253,136	253,136
Warrants to purchase common stock	4,416,594	4,459,822
Stock options	5,920,285	6,067,996
Total potentially dilutive shares	56,385,493	56,082,999

*Convertible notes potential shares calculated based on convertible exercise price of $1.00 per share.

NOTE 3: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2021, 45,795,478 shares of common stock were issued and outstanding. Changes in common stock between 2020 and 2021 relate to the issuance of new shares from the following:

- 40,266 shares at $1.50 per share sold directly by the Company.
- 360,250 shares at $1.00 per share issued related to exercise of a Convertible Note agreement
- 8,250 shares at $1.50 per share issued to employees who voluntary accepted the Company's one-time limited offer to receive shares in lieu of receiving a cash MIP (My Incentive Plan) bonus
- 84,667 shares at $1.50 per share issued to a consultant for services rendered pursuant to a written agreement during this period recognizing a loss of $49,500 and a reduction of $77,500 in Payables.

During the year ended December 31, 2021, the Company recorded 660,100 shares of common stock to be issued at $1.50 per share under its Reg CF campaign and received aggregate gross proceeds of $936,725, with 6% of the net proceeds held in escrow pending a required 6 months holding period for potential unknown liabilities. As of December 31, 2021, amounts held in escrow totaled $47,583. The Company incurred offering costs amounting to $105,432 related to its 2021 Reg CF campaign.

Warrants and Convertible Notes

As of December 31, 2021, 4,416,594 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for year ends 2020 and 2021 were 4,459,822 and 4,416,594, respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2020 and 2021 result from expired warrants, and the issuance of 16,350 new warrants issued as 100% warrant coverage (the same number of securities issued) for the benefit of the Company in exchange for the one-time limited offer for employees to purchase shares, with an exercise price of $1.00.

	December 31,2021		December 31,2020	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,459,822		4,439,692	
Issued	16,350	$1.00	102,500	$1.00
Exercised	-		(45,000)	
Expired	(59,578)		(37,370)	
Outstanding - end of year	4,416,594	$0.89	4,459,822	$0.89
Weighted average grant date fair value of warrants granted during year	$1.50		$0.39	
Weighted average duration (years) to expiration of outstanding warrants at year-end	4.5		5.2	

Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 5,920,285 EIP stock options are issued and outstanding as of December 31, 2021. Changes in EIP stock options between 2020 and 2021 are the result of the issuance of stock options for existing and new full-time employees as well as the termination of EIP options from former employees no longer with the Company. See Note 4.

Non-Controlling Interests

Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $104,203 for 2020 and $9,797 for 2021. Cumulative losses in the non-controlling interest are $1,588,263 as of December 31, 2021.

NOTE 4: COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018 with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496 as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares remaining in the EIP pool and available for grant under the Plan amounted to 13,200,211 as of December 31, 2021.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the year ending December 31, 2021 and December 31, 2020 is as follows:

	December 31,2021		December 31,2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	6,067,996		4,765,496	
Granted	20,000	$1.00	1,660,000	$1.00
Exercised	-		-	
Forfeited and Expired	(167,711)		(357,500)	
Outstanding - end of year	5,920,285	$0.81	6,067,996	$0.81
Exercisable at end of year	5,032,880	$0.78	4,435,248	$0.75
Weighted average grant date fair value of options granted during year	$0.72		$0.70	
Weighted average duration (years) to expiration of outstanding options at year-end	6.88		7.91	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a 50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2020 and 2021 are as follows:

	2021	2020
Risk Free Interest Rate	2.50%	3.50%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.00

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2021. Stock based compensation for 2020 and 2021 was $132,315 and $166,483 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $300,514.

NOTE 5 - COMPANY DEBT

The Company has financial institution lines of credit outstanding as of December 31, 2020, and 2021. These debts are unsecured and fully utilized with an interest rate of 4.5%, with balances of $250,000 and $350,000 as of December 31, 2020, and 2021, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with an interest rate ranging between 3.75% and 5.13% and maturity dates ranging from 5 to 30 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2022. Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. The Company has applied for the additional EIDL loan at 3.75% interest and 30-year term.

Other than Related Party Transactions (See Note 9) and Convertible Notes there are unsecured private party loans in the amount of $339,583 and $ 433,333 as of December 31, 2020 and 2021, respectively. They have interest rates ranging between 3.5% and 10% and maturity dates ranging from 3 months to 2 years.

The Convertible Note balance is $253,136 as of December 31, 2020 and 2021. The amount of $253,136 consists of $25,000 unrelated party and $228,136 related party Convertible Notes with conversion price at $1.00 per share. All Notes have interest rates ranging between 6% and 10% and maturity dates ranging from 6 months to 9 months. Convertible Notes in the amount of $182,229 were converted to equity in 2020. No Notes converted into equity in 2021.

Total Company Debt has increased by $465,396 from $3,823,216 at year end 2020 to $4,288,612 at year end 2021, including accrued interest. Interest expense for the year 2020 and 2021 were $263,927 and $236,971, respectively.

The minimum principal payment schedules each year for the next five years is as follows:

Principal Loan Obligations	2022	2023	2024	2025	2026	5+ Years
1	$48,000	$59,000	$72,000	$186,332		
2	$94,000	$329,250	$66,000	$66,000	$66,000	$589,500
3	$20,000					
4	$100,000					
5	$73,266					
6	$33,333					
7	$212,150					
8	$25,000					
9	$76,045					
10	$76,045					
11	$76,045					
12	$250,000					
13	$100,000					
14				$2,213	$3,774	$144,013
15		$53,333				
16		$108,333				
17		$537,126				
18		$78,173				
19		$50,000				
20		$300,000				
Total	$1,183,885	$1,515,216	$138,000	$254,545	$69,774	$733,513

NOTE 6 - LEASE OBLIGATIONS

Effective May 1, 2016, the Company and its subsidiary, Fish Transport Systems, LLC ("FTS"), entered into lease agreements for office and manufacturing space respectively with FiSC, LLC. FiSC, LLC is a related party entity holding a Master Lease with the Port of Seattle and owned by the three Board Members (see Note 9 below). The original lease terms for both entities commenced on May 1, 2016 and ended on January 31, 2021. A new lease beginning February 1, 2021, is in the name of Whooshh Innovations Inc only and covers the space previously leased to FTS and the Company. This lease expired January 31, 2022, and was extended with a two-year renewal, expiring January 31, 2024. Another 2-year renewal option may be extended if the Port first extends the Master Lease to FiSC. In 2020 and 2021 the Company recognized $149,412 and $99,677 in rent expense, respectively. The future minimum lease payments required under the lease obligations having remaining non-cancelable lease terms in excess of one year at December 31, 2021, are as follows:

2022	2023	2024
$82,351	$83,447	$6,954

Monthly lease obligations under the agreement for the Company are base rent starting at $6,680 per month for a combined office and R&D space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. Deferred rent owed at year end 2020 and 2021 is $117,286 and $217,543, respectively. The Company subsidiary deferred rent is $212,975 as of December 31, 2020 and 2021. The subsidiary had no additional deferred rent in 2021 since the Company took over the lease. The deferred rent is recorded under the Accounts Payable account.

In January 2022, the company received a 90-day notice of 4.1% base rent increase starting May 2022 at $6,953.88 per month. The base rent for the Company is contractually escalated based on Consumer Price Index (CPI) and is calculated at the end of year by the Port and upon 90-day notice and is effective at the beginning of each calendar year as a result of the Master Lease escalation clause.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have been significantly impacted by the COVID-19 outbreak manifesting itself most particularly in revenue from international customers. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2022. Our operations have adapted social distancing and cleanliness standards and we have experienced delays in anticipated timelines and milestones. Vaccine success, infrastructure stimulus, clean energy policies and programs, monetary policies, and travel restrictions may have a material impact on the Company's financials in the subsequent months and years.

Concentration of Risk

In April 2020, a major international customer entered into a six-month agreement with the Company under the terms of a Passage as a Service (PAAS) agreement that added substantial material and revenue for the Company in 2020. The agreement was twice extended and ended in December 31, 2020. There is currently no ongoing agreement with this customer for additional cross border PAAS services in 2021. As a result, international revenue decreased in 2021. Without special exception the Company could not have responded given border restrictions and other Company commitments if such request was made later in 2021. No business from this customer in 2021 had a material adverse impact on the Company's total 2021 revenue.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. This guidance is effective for annual reporting periods beginning after December 15, 2018. The amendments to the existing guidance were issued through Accounting Standards Update 2021-05, will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. The Company expects material impacts to its balance sheet and presentation of leases upon adoption of this Accounting Standards Update in fiscal year 2022.

Management does not believe that any recently issued, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

NOTE 9: RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2021, the Company has loans outstanding from related parties totaling $2,930,567 including accrued interest. All such loans mature between June 2022 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises and/or project financing for demonstration projects. In 2021, the Company borrowed $445,916 in eleven separate transactions from five different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 6% to 9%, each maturing on or before July 31, 2023.

In February of 2022, the Company extended the maturity dates of twenty promissory notes with seven different related parties (the "Extended Loans"). The new maturity date for each of the Extended Loans is July 31, 2023, and the aggregate original loan amount is $1,197,741.

The outstanding payable balance owed by Whooshh owed to FiSC LLC is $113,786 and $213,358 (net of A/R) as of December 31, 2020 and 2021, respectively. The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2020 and 2021. These payables are the lease obligations referenced in Note 6. FiSC LLC is a related entity formed by three Board members as a management company for a Master Lease. The Company leases a portion of the buildings for its office and warehouse space at below market rates.

Potential Acquisition of Minority Investor Holdings in Subsidiary

On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding.

NOTE 10: INCOME TAX

The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2020, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $4,308,686. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2021.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2020 and 2021, the Company had approximately $1,578,601 and 2,412,330 in deferred tax assets (DTAs), respectively. These DTAs include approximately $1,456,800, related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $631,466 and $549,417 as of December 31, 2020 and 2021, respectively.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2020 if estimates of future taxable income during the carryforward period are reduced or increased or if

objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $0 and $1,195,617 were recorded as of December 31, 2020 and 2021, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2020 and 2021 are, $1,588,737 and $1,449,720, respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($294,581 in 2021 and $372,859 in 2020) over the tax basis of the Company's property, plant, and equipment, and $1,155,139 in 2021 and $1,215,878 in 2020, respectively, in investment in its subsidiary, Fish Transport Systems, LLC. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements. The net deferred tax expense and liabilities as of December 31, 2021 is estimated at $223,007, and $10,000 in 2020.

For financial reporting purposes, income tax expense includes the following components:

Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2021	**2020**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	223,007	10,000
Total deferred tax	223,007	10,000
Income tax expense (benefit)	223,007	10,000
	0	0

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2021	**2020**
Deferred tax assets related to:		
Net Operating Loss Carryforward	1,456,811	941,007
Tax Credit Carryforward	105,753	0
Reserves and Accruals	11,180	6,128
Intangibles (book depreciation in excess)	549,417	631,466
Stock Compensation	289,170	
Property Plant & Equipment (book depreciation in excess)		
Total deferred tax assets	2,412,330	1,578,601
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(294,581)	(372,859)
Investment in Fish Transport Systems, LLC	(1,155,139)	(1,215,878)
Total deferred tax liabilities	(1,449,720)	(1,588,737)
Total net deferred taxes	962,611	(10,137)
Less deferred tax assets valuation allowance	(1,195,617)	0
Net deferred tax liabilities	(233,007)	(10,137)

NOTE 11: GOING CONCERN

Our financial statements were prepared on a "going concern" basis. Certain matters, as described herein and the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing to grow and scale the company products. During 2022, management plans to continue to streamline operations, develop a robust sales pipeline, and fund its operations with capital from its Regulation Crowdfunding campaign, other investments, additional or modified loans, and improved revenue outlook. The Company could also reduce its cash burn to preserve capital, to align costs and revenue. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business Plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

In January 2022, The Company received an additional COVID-19 Economic Injury Disaster Loan (EIDL) in the amount of $268,800. On March 15, 2022, SBA provided additional deferment of principal and interest payments for existing COVID-19 Economic Injury Disaster Loan (EIDL) program borrowers for a total of 30 months deferment from inception on all approved COVID EIDL loans. This deferment extension is effective for all COVID-EIDL Loans approved in calendar years 2020, 2021, and 2022. Loans now have a total deferment of 30 months from the date of the Note. Interest will continue to accrue on the loans during the deferment.

As of April 26, 2022, the Company has added 211 Crowdfunding shareholders totaling 178,874 shares to be issued at $1.50 per share, with $183,852 committed. In addition, the Company also issued 32,183 shares in conjunction with exercised options & warrants, as well as 2,000 shares related to an AP settlement.

Management has evaluated subsequent events through April 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Vincent Bryan III , Principal Executive Officer of Whooshh Innovations, Inc., hereby certify that the financial statements of Whooshh Innovations, Inc. included in this Report are true and complete in all material respects.

Vincent Bryan III

CEO, Principal Executive Officer and Director